EXHIBIT 21.1

Parnell Pharmaceuticals Holdings Ltd

Subsidiaries

Subsidiary Name	State or Other Jurisdiction of Incorporation
Parnell Laboratories (Aust) Pty Ltd	Australia
Parnell Group Pty Ltd	Australia
Australian Pharma Services Pty Ltd	Australia
Parnell North America Pty Ltd	Australia
Parnell Europe Pty Ltd	Australia
Parnell Manufacturing Pty Ltd	Australia
Parnell Corporate Services Pty Ltd	Australia
Parnell Australia Pty Ltd	Australia
Parnell Pharmaceuticals Pty Ltd	Australia
Parnell Technologies Pty Ltd	Australia
Parnell, Inc.	Delaware
Parnell Corporate Services U.S., Inc.	Delaware
Parnell U.S.1, Inc.	Delaware
Veterinary Investigative Services, Inc.	Delaware
Parnell Technologies NZ Pty Ltd	New Zealand
Parnell NZ Co Limited	New Zealand
Parnell Technologies (UK) Ltd	United Kingdom